SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Martin M. Hale, Jr.
17 State Street, Suite 3230
New York, NY 10004
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON EREF-MID II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2012 (the “Initial Schedule 13D”) and as amended by Amendment No. 1 and No. 2 filed with the SEC on June 10, 2014 and April 7, 2015 (the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to as, the “Schedule 13D”) with respect to the common shares, no par value, of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 4, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As described in Item 6 below, on April 17, 2015, HCP-MID entered into the Credit Agreement (as defined below) and made an initial loan to MDW Pan LLP, a subsidiary of the Issuer (“MDW”), in the amount of $1,815,000.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On April 17, 2015 (the “Closing Date”), MDW, as borrower, entered into a Subordinated Credit Agreement (the “Credit Agreement”) with Hale Capital Partners, L.P. (“HCP”), as administrative agent and collateral agent, and HCP-MID and INV-MID, as lenders (together with their assignees, the “Lenders”), for the purpose of establishing a subordinated secured multiple draw term credit facility in favor of MDW in the aggregate principal amount of $10,500,000 (the “Subordinated Debt Facility”). The transactions related to the Subordinated Debt Facility are referred to herein as the “Subordinated Debt Transaction”.

In connection with the Subordinated Debt Transaction and the Credit Agreement, HCP and the Lenders entered into a subordination agreement (the “Subordination Agreement”) with Commonwealth Bank of Australia (“CBA”) and the Issuer and the Guarantors (as defined below) pursuant to which the parties thereto agreed that, with certain limited exceptions, payment of any and all amounts owing under or in connection with the Subordinated Debt Facility is subordinate and subject in right of payment to the prior full payment of all amounts owing under or in connection with the senior secured Credit Agreement, dated July 18, 2014 (the “Senior Credit Agreement”) in the aggregate amount of U.S. $53,000,000 with the lenders parties thereto and CBA, as administrative agent, collateral agent, technical agent and initial lender.  Under the terms of the Subordination Agreement, HCP and the Lenders have agreed not to accelerate their loans or to take any enforcement actions under the Subordinated Debt Transaction until all outstanding amounts under the Senior Credit Agreement are paid in full and all transactions contemplated thereunder have been terminated. The foregoing description of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Subordination Agreement, which is filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2015.

The following is a summary of certain of the material terms of the Credit Agreement, does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2015.

•	Commitments. On and subject to the terms and conditions set forth in the Credit Agreement, each of the Lenders has committed to make loans to MDW during the period from the Closing Date until September 30, 2015 (the “Availability Period”) in an aggregate amount not to exceed its respective commitment as set forth on Schedule I to the Credit Agreement.

•	Interest Rate. Each loan made to MDW by the Lenders pursuant to the Subordinated Debt Facility shall bear interest compounded daily on the outstanding principal amount thereof at a rate per annum equal to 13.5%. Interest is payable in kind on each Interest Payment Date (as defined in the Credit Agreement) unless (i) there is Available Cash Flow (as defined in the Credit Agreement) with which to make a cash payment of such interest and (ii) payment in cash is permitted under the Subordination Agreement, in which case HCP may elect in its sole discretion the portion of the interest payment that should be paid in cash for the benefit of the Lenders. During the continuance of an event of default under the Credit Agreement, the outstanding principal amount of the loans (including any interest paid in kind and added to the principal amount of the loans) shall bear interest at the default rate equal to the 13.5% interest rate plus 4% per annum.

•	Permitted and Mandatory Prepayments. MDW may make voluntary prepayments of principal, provided that the prepayment is accompanied by all accrued interest and Commitment Fees (defined below) on the amount prepaid and (i) if prepaid before the 180th day following the Closing Date, an amount equal to the principal amount being prepaid over the aggregate principal amount of the outstanding loans (excluding in each case, interest and Commitment Fees added to principal) times 3% of the aggregate amount of the loan commitments or (ii) if prepaid after the 180th day following the Closing Date, the amount set forth in clause (i), plus the net present value (1.5% discount rate) as of the date of such prepayment of the Effective Return (as defined in the Credit Agreement) payments that would have been made on the principal amount being prepaid if such amount had been paid on the maturity date. In addition, there are certain mandatory prepayment events, including upon the issuance of Additional Equity (as defined in the Credit Agreement) in an amount sufficient to cause the Cost to Complete Test (as defined in the Credit Agreement) to be satisfied, as well as other customary prepayment events relating to receipt of insurance proceeds, condemnation awards and similar matters, after giving effect to the prepayment of all outstanding amounts under the Subordinated Debt Facility. All voluntary and mandatory prepayments are subject to the terms of the Subordination Agreement.

•	Maturity. MDW is required to repay the outstanding principal amount of the loans and all other amounts due and owing under the Subordinated Debt Facility on the earlier of (i) the maturity date of September 30, 2017 and (ii) unless waived by HCP in its sole discretion, the date that all outstanding amounts under the Senior Credit Agreement are paid in full and all transactions contemplated thereunder have been terminated.

•	Fees. MDW agreed to pay a $200,000 origination fee (the “Origination Fee”) to HCP, for the benefit of the Lenders, payable in two equal installments out of the proceeds of the loans on the Initial Funding Date (as defined in the Credit Agreement) and on the date of the Second Borrowing (as defined in the Credit Agreement). In addition, MDW agreed to pay HCP, for the account of each of the Lenders, a commitment fee (the “Commitment Fee”) payable in arrears on (i) each Interest Payment Date during the Availability Period and (ii) the last day of the Availability Period, in each case at a rate of 5% per annum of the average daily unused portion of each such Lender’s commitment, provided, however, that such Commitment Fee shall be payable in kind unless (y) payment in cash is permitted in accordance with the terms of the Subordination Agreement and (z) there is Available Cash Flow with which to make a cash payment of such fee.

•	Conditions to Draw. The Credit Agreement includes customary conditions to the availability of the loans, as described in the Credit Agreement, including compliance with the post-closing requirements with respect to the delivery of security.

•	Use of Proceeds. MDW shall use the proceeds of the Credit Agreement to pay for Project Costs (as defined therein) and to make certain distributions and dividends to the Issuer.

•	Covenants. The Credit Agreement includes customary affirmative and negative covenants for a facility of this type and consistent with the Senior Credit Agreement.

•	Financial Covenants. So long as any amounts remain outstanding to the Lenders under the Subordinated Debt Facility, MDW must from and after the end of the Availability Period have a Historical Debt Service Coverage Ratio (as defined in the Credit Agreement) of not less than 1.25:1.00; Prospective Debt Service Coverage Ratio (as defined in the Credit Agreement) of not less than 1.25:1.00; Loan Life Coverage Ratio (as defined in the Credit Agreement) of at least 1.30:1.00; Project Life Coverage Ratio (as defined in the Credit Agreement) of at least the same ratio required under the Senior Credit Agreement; Reserve Tail (as defined in the Credit Agreement) of at least 25%; and Cumulative Recovery Ratio (as defined in the Credit Agreement), as of the last day of each calendar quarter between September 30, 2015 and June 30, 2016, equal to at least 90% of the cumulative recovery ratio projected in the Development Plan (as defined in the Credit Agreement). The financial covenants are identical to those established under the Senior Credit Agreement as in effect on the Closing Date.

•	Events of Default. The Subordinated Debt Facility has customary events of default consistent with the Senior Credit Agreement, including (a) an indebtedness cross-default for the debt (other than debt under the Senior Credit Agreement) of any Loan Party (as defined in the Credit Agreement) above a specified threshold; (b) cross- acceleration to debt under the Senior Credit Agreement; (c) a judgment in respect of any Loan Party in excess of a specified threshold (if not covered by insurance); (d) a Change of Control (as defined in the Credit Agreement); (e) if the Project fails to achieve Mechanical Completion (as defined in the Credit Agreement) by a date certain or Economic Completion (as defined in the Credit Agreement) by a date certain; and (f) the Issuer’s listed stock on the NYSE MKT or any successor stock exchange or the trading of the listed stock is suspended.

The Lenders made initial loans to MDW under the Credit Agreement in the amount of $3,850,000 on the Closing Date, consisting of a loan of $2,035,000 from INV-MID and a loan of $1,815,000 from HCP-MID. On the Closing Date, MDW paid the first installment ($100,000) of the Origination Fee to the Lenders and reimbursed the Lenders for $150,000 in legal fees and expenses from the initial loans.

In connection with the Subordinated Debt Transaction and the Credit Agreement, the Issuer and certain of its subsidiaries entered into a guaranty (the “Guaranty”) in favor of HCP, as administrative and collateral agent, whereby the Issuer and certain of its subsidiaries (collectively, the “Guarantors”) absolutely, unconditionally and irrevocably guaranteed the punctual performance and payment when due of all obligations of MDW under the Credit Agreement and other related loan documents.  The Guaranty imposes affirmative and negative covenants on the Guarantors similar to those that apply to MDW under the Credit Agreement. The foregoing description of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2015.

In connection with the Subordinated Debt Transaction, MDW, the Issuer and the other Guarantors (the “Grantors”) have agreed to enter into a security agreement (the “Security Agreement”) and pledge agreements (each, a “Pledge Agreement” and collectively, the “Pledge Agreements”) as post-closing obligations under the Subordinated Debt Transaction.  The Security Agreement and each Pledge Agreement shall be subject to the Subordination Agreement.  Pursuant to the Security Agreement, each of the Grantors shall grant to HCP, for the benefit of the Lenders, a security interest in each Grantor’s right, title and interest in and to the collateral to be identified in the Security Agreement. Pursuant to the Pledge Agreements, each Grantor that owns equity interests in another Grantor will agree to grant HCP, for the benefit of the Lenders, a security interest in such equity interests.

Item 7.        Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

The following exhibits are incorporated into this Schedule 13D:

Exhibit 7         Subordinated Credit Agreement, dated as of April 17, 2015, by and among MDW, HCP and the Lenders is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 21, 2015.

Exhibit 8         Guaranty, dated as of April 17, 2015, made by the Issuer, Midway Services Company and the other guarantors from time to time party thereto in favor of HCP is incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 21, 2015.

Exhibit 9         Subordination Agreement, dated as of April 17, 2015, by and among HCP, Issuer and its subsidiaries party thereto and CBA is incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 21, 2015.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2015

/s/ Martin M. Hale, Jr.

HALE FUND MANAGEMENT, LLC
(i) for itself, (ii) as general partner of HALE CAPITAL MANAGEMENT, LP and (iii) as manager of EREF-MID II, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE CAPITAL PARTNERS, LP,

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member